UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Reference is made to the form 6-K of Kaixin Auto Holdings (“Kaixin”) filed with the Securities and Exchange Commission on August 23, 2023 (the “Previous Disclosure”) in relation to the completion of the acquisition of Morning Star (the “Acquisition”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure.

In the closing of the Acquisition on August 22, 2023 (the “Closing”), Kaixin issued a total of 100 million ordinary shares of Kaixin to the shareholders of Morning Star and acquired 100% of the equity interest of Morning Star. As of the date of Closing, there were 397,110,736 ordinary shares issued and outstanding of Kaixin upon the completion of the Acquisition.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: September 8, 2023	By:	/s/ Yi Yang
Name: Yi Yang
Title: Chief Financial Officer